Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-282065, 333-263468, 333-213436, and 333-252295) on Form S-8 of our report dated February 22, 2023, except for the adjustments to: (a) retrospectively apply the change in accounting to present gains and losses from minor divestitures, not qualified as discontinued operations, under other non-operating income/expense instead of other operating income/expense, net described in Note C.3, (b) restate segment information in conformity with the new segment composition described in Note C.1, (c) retrospectively apply the change in accounting to present the Qualtrics disposal group as a discontinued operation described in Note D.1, and (d) present the updated cost allocation policy described in Note IN.1, with respect to the consolidated financial statements of SAP SE.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

February 27, 2025